Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-282789

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 10 DATED MARCH 16, 2026
TO THE PROSPECTUS DATED JULY 2, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated July 2, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of April 1, 2026;
•to disclose the calculation of our February 28, 2026 net asset value (“NAV”) per share for all share classes;
•to provide an update on the status of our Offering; and
•to disclose certain updates to our Prospectus.
Investment Portfolio Updates
As of February 28, 2026, our portfolio, based on the NAV of our investments, consisted of 81% real estate properties and 19% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of February 28, 2026, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of multifamily (47%), net lease (21%), logistics (15%), single-family rental (10%), student housing (5%), and office (2%).

April 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2026 (and repurchases as of March 31, 2026) is as follows:

Transaction Price (per share)
Class S	$10.2590
Class I	$10.3726
Class D	$10.4681
Class T	$10.4565
The April 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2026. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
February 28, 2026 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2026 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of February 28, 2026 ($ and shares/units in thousands):

Components of NAV	February 28, 2026
Investments in real estate	$1,832,695
Investments in real estate-related loans and securities	111,131
Investments in unconsolidated entities(1)	171,753
Cash and cash equivalents	23,711
Restricted cash	12,295
Other assets	96,698
Debt obligations	(1,096,344)
Accrued stockholder servicing fees(2)	(177)
Management fee payable	(1,100)
Distribution payable	(5,523)
Subscriptions received in advance	(2,122)
Other liabilities	(38,518)
Non-controlling interests in consolidated entities	(141,568)
Net asset value	$962,931
Number of shares/units outstanding	93,284

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of February 28, 2026, our allocable share of the gross real estate asset value held by such entities was $418.2 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of February 28, 2026, we had accrued under GAAP approximately $12.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2026 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I-1 OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$250,474	$593,551	$1,017	$215	$59,175	$41,387	$16,139	$973	$962,931
Number of shares/units outstanding	24,415	57,223	97	21	5,885	3,993	1,556	94	93,284
NAV per share/unit as of February 28, 2026	$10.2590	$10.3726	$10.4681	$10.4565	$10.0554	$10.3640	$10.3726	$10.3640

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2026 valuations, based on property types. In the event that we own more than one office investment in the portfolio, we will include the key assumptions for that property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily/Student Housing	7.3%	5.8%
Single-Family Rental	7.2%	5.5%
Net Lease	6.9%	5.4%
Logistics	9.6%	6.2%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily/Student Housing Investment Values	Single-Family Rental Investment Values	Net Lease Investment Values	Logistics Investment Values
Discount Rate	0.25% Decrease	1.9%	1.1%	2.1%	1.9%
(weighted average)	0.25% Increase	(1.8)%	(1.1)%	(2.0)%	(1.9)%
Exit Capitalization Rate	0.25% Decrease	2.7%	3.7%	2.8%	2.7%
(weighted average)	0.25% Increase	(2.4)%	(3.3)%	(2.5)%	(2.4)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2026 ($ and shares/units in thousands):

Components of NAV	January 31, 2026
Investments in real estate	$1,828,739
Investments in real estate-related loans and securities	120,695
Investments in unconsolidated entities(1)	170,915
Cash and cash equivalents	27,595
Restricted cash	10,611
Other assets	93,596
Debt obligations	(1,095,950)
Accrued stockholder servicing fees(2)	(197)
Management fee payable	(1,099)
Distribution payable	(5,527)
Subscriptions received in advance	(275)
Other liabilities	(46,445)
Non-controlling interests in consolidated entities	(135,592)
Net asset value	$967,066
Number of shares/units outstanding	93,794

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of January 31, 2026, our allocable share of the gross real estate asset value held by such entities was $419.3 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of January 31, 2026, we had accrued under GAAP approximately $12.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2026 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I-1 OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$253,335	$595,187	$1,027	$214	$59,119	$41,099	$16,120	$965	$967,066
Number of shares/units outstanding	24,722	57,449	98	20	5,885	3,970	1,556	94	93,794
NAV Per Share/Unit as of January 31, 2026	$10.2474	$10.3602	$10.4546	$10.4412	$10.0459	$10.3516	$10.3602	$10.3516

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold in this Offering (i) 1,018,494 shares of our common stock in the primary offering for total proceeds of $10,532,340 and (ii) 650,777 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $6,758,944. We intend to continue selling shares in the Offering on a monthly basis.

Prospectus Updates
Effective as of the date of this Supplement, the sentence in the Prospectus Summary stating that “Our office is located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Our telephone number is (212) 417-7000.” is hereby deleted and replaced with the following:
Our office is located at Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York 10281 and our telephone number is (212) 417-7000.
Effective as of the date of this Supplement, the sentence in the section "Description of Capital Stock" stating that “Requests to inspect or copy our corporate records must be made in writing to: Brookfield Real Estate Income Trust Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281.” is hereby deleted and replaced with the following:
Requests to inspect or copy our corporate records must be made in writing to: Brookfield Real Estate Income Trust Inc., Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York 10281.